Filed Pursuant to Rule 497(a)
File No. 333-205154
Rule 482ad

Investor Presentation



Alcentra Capital Corporation

January 2016

Forward-Looking Statements

This presentation has been prepared for informational purposes only from information supplied by Alcentra Capital Corporation ("ABDC" or the "Company") and from third-party sources indicated herein. Such third-party information has not been independently verified. The Company makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information.

This presentation contains forward-looking statements which are based on current expectations and assumptions about future events. Forward-looking statements describe future financial or business performance, strategies, or expectations, and are generally identified by words or phrases such as "trend," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "plan," "potential," "project," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future of conditional verbs such as "will," "would," "could," "should," "may," or similar expressions. You are cautioned that such statements are subject to a multitude of risks and uncertainties. Actual results could differ materially from those expressed or implied in the forward-looking statements, and future results could differ materially from historical performance. These forward-looking statements are subject to risks that include, but are not limited to, the following:

— Future operating results, including the performance of our existing loans and warrants;

— Business prospects and the prospects of our portfolio companies;

— The effect of investments that we expect to make;

— Contractual arrangements and relationships with third parties;

— Actual and potential conflicts of interest with our investment adviser, Alcentra NY, LLC (the "Adviser");

— The dependence of our future success on the general economy and its effect on the industries in which we invest;

— The ability of our portfolio companies to achieve their objectives;

— The use of borrowed money to finance a portion of our investments;

— The adequacy of our financing sources and working capital;

— The timing of cash flows, if any, from the operations of our portfolio companies;

— The ability of the Adviser to locate suitable investments for us and to monitor and administer our investments;

— The ability of the Adviser to attract and retain highly talented professionals;

— The ability to maintain our qualification as a regulated investment company and a business development company; and

— Other risks and uncertainties described in our supplement and in the accompanying prospectus relating to the securities described herein.

You should consider these factors in evaluating the forward-looking statements included herein, and not place undue reliance on such statements. The forward looking statements speak only as of the date they are made, and we undertake no obligation to update such statements.

Alcentra Capital Corporation – Overview

Issuer	■ Alcentra Capital Corporation – NASDAQ: ABDC
Formation	■ IPO in May 2014
Market Capitalization[1]	■ $156.7 million
Investment Portfolio[2]	■ $288.9 million
Leverage (as of September 30, 2015)	■ Debt-to-Equity of 0.46x (BDC regulations limit leverage to a maximum of 1.0x) ■ Debt to Total Investment Assets of 0.32x ■ ABDC's internal target on leverage is in the 0.65-0.75x range
Distribution Yield[3]	■ 11.22% annualized distribution yield (based on a distribution of $0.34 per share on October 6, 2015)

Notes: (1) As of September 30, 2015.
(2) September 30, 2015 portfolio is based on 10Q filed on November 10, 2015. (Please see Appendix for details with regard to investment activity)
(3) Based on a distribution of $0.34 per share on October 6, 2015. Not a guarantee of future distribution amounts or yield.

Alcentra Group[1] – Overview

- Alcentra manages approximately $26.8 billion[2]
  - High yield securities, leveraged loans, structured credit, special structures and direct lending
  - Global investment boutique with a presence in the U.S. and Europe
- 100% owned by BNY Mellon, one of the largest bank holding companies in the U.S.
  - Market capitalization of approximately $42.7 billion and $1.63 trillion of AUM with an AA- rating from S&P[3]



The Bank of New York Mellon Corporation
BNY Mellon Asset Management
Alcentra Group
Multi-Strategy Credit
Structured Credit
U.S. Middle Market
Senior Secured Loans
European Middle Market Lending / Mezzanine Debt
High Yield Bonds
Special Situations / Distressed
3 Private US Middle Market Investment Funds
Alcentra Capital Corporation (NASDAQ: "ABDC")

Notes: (1) Alcentra Group refers to BNY Alcentra Group Holdings, Inc.
(2) Source: Alcentra, as of September 30, 2015. "Alcentra" refers to both Alcentra Ltd and Alcentra NY, LLC, including Alcentra NY, LLC's division, Alcentra High Yield. Assets under management reflect assets of all accounts and portions of accounts managed by Alcentra for Alcentra and its affiliates. Specifically, certain assets under management reflect assets managed by Alcentra personnel as employees of Standish Mellon Asset Management, LLC, BNY Mellon and Dreyfus Corporation under a dual employee arrangement. BNY Mellon is not a guarantor of any investment managed by Alcentra.
(3)As of September 30, 2015

BNY Mellon and Alcentra Group Advantage



Alcentra Capital Corporation

BNY Mellon

- BNY Mellon is one of the largest bank holding companies in the U.S. with a market capitalization of approximately $42.7 billion and $373.5 billion of total assets[1]

- BNY Mellon is one of the largest securities servicing organizations with $28.5 trillion[1] of assets under custody and administration

- Boasts a global platform across 35 countries with approximately $1.6 trillion[1] of assets under management

Advantages

- Proprietary investment sourcing

  - Maintains a substantial Wealth Management business that provides investment advisory services to high net worth individuals, families and family offices

  - BNY Mellon's Wealth Management business has 39 offices throughout the United States and manages more than $200[1] billion on behalf of its clients

Alcentra Group

- Formed in 2002 through the merger of asset management divisions from Barclays Bank Plc and Imperial Capital Industries

- Alcentra Group was purchased by BNY Mellon in January 2006

- Specialist sub-investment grade debt manager within BNY Mellon's group of asset management boutiques

Advantages

- Access to investment professionals and resources

  - Manages approximately $26.8 billion[2] in high yield securities, leveraged loans, structured credit and direct lending across US and Europe

  - Provides credit and industry expertise

  - Alcentra Group employs 53 analysts[3] which closely follow a variety of industries, including healthcare, defense and business services

---

Notes: (1) Amount as of September 30, 2015.
(2) Amount as of September 30, 2015. Assets under management reflect assets of all accounts and portions of accounts managed by Alcentra for Alcentra and its affiliates. Specifically, certain assets under management reflect assets managed by Alcentra personnel as employees of Standish Mellon Asset Management LLC, BNY Mellon and Dreyfus Corporation under a dual employee arrangement. BNY Mellon is not a guarantor of any investment managed by Alcentra.
(3) Amount as of September 30, 2015.

Alcentra Capital Investment Focus

"Growth......Capital Preservation......Capital Appreciation"
Providing debt and equity to middle market growth companies

Growth Companies	▪ Middle market companies with Revenue and/or EBITDA growth of at least two to three times the rate of GDP
Capital Preservation	▪ Growth companies generally have lower leverage
Capital Appreciation	▪ Given the growth, equity co-investments are more likely to yield capital appreciation
Strong Competitive Position	▪ Sustainable competitive advantage vis-a-vis their competitors ▪ Positioned to capitalize on growth opportunities and compete in industries with barriers to entry
Experienced Management Teams with Meaningful Equity Ownership	▪ Management teams with significant experience and / or relevant experience ▪ Aligned interests through management teams' equity ownership

Alcentra Capital Investment Focus

Growth Companies

- Companies with Revenue and/or EBITDA growth of at least two to three times the rate of GDP



Capital Appreciation and Preservation

- Weighted average portfolio company leverage below the market averages

Avg. Leverage Multiples[3]



Notes: (1) As of September 30, 2015
(2) Sources: Trading Economies, World Bank, BEA.gov.
(3) Source: S&P LCD's Leveraged Lending Review – 2Q15. Leverage multiples are rounded (2014 is 5.24x and 2Q2015 is 5.17x) and calculated based on total debt to EBITDA.

Asset Quality – Risk Adjusted Return, First Dollar of Attachment on ABDC Portfolio

- Weighted average yield of 12.2% on BDC debt portfolio as of September 30, 2015



As of September 30, 2015
As of June 30, 2015
($ in thousands)
Total Portfolio[1]: $274,050
Total Portfolio[1]: $268,129
$14,745 (5%)
$1,039 (.4%)
16%
$43,148
44%
$121,711
34%
$93,407
4.5x+
4.0x – 4.5x
3.0x – 4.0x
1.0x – 3.0x
0.0x – 1.0x
$9,553 (4%)
$6,376 (2%)
$38,665
14%
$106,693
40%
$106,842
40%

Notes: (1) Total portfolio excludes investments in Aphena Pharma Solutions, Triton Technologies, and DRC. Aphena and Triton collectively represent $5 million of investments as of June 30, 2015 and September 30, 2015 and are secured by $210 million of private equity fund assets. Therefore, the EBITDA first dollar loss analysis is not relevant for these investments. DRC ($14 million investment) is excluded, given that it has negative EBITDA.

ABDC Portfolio Changes

- Stated objective since IPO is to re-balance portfolio to more debt and less



Fixed vs. Floating Rate

As of 9/30
Floating 44% | Fixed 56%

Pro Forma[1]
Floating 48% | Fixed 52%

Legend:
- Equity
- Subordinated Debt
- 2nd Lien Debt
- 1st Lien Debt

	As of IPO	As of 12/31/14	As of 3/31/15	As of 6/30/15	As of 9/30/15	Pro Forma w/ Pipeline
Equity	29%	23%	20%	21%	20%	20%
Subordinated Debt	33%	21%	21%	26%	31%	29%
2nd Lien Debt	0%	18%	20%	20%	21%	22%
1st Lien Debt	38%	38%	39%	34%	28%	29%

Notes: (1) Pro Forma includes transactions completed in October (original investments in XGS, NTI, and NWN, an additional investment in Alpine Waste, and ~$1mm paydown from Stancor).

ABDC Portfolio Changes (cont'd)

- From IPO on May 8, 2014 to September 30, 2015, fair value of the portfolio has increased from ~$185 million to ~$290 million

	May 8, 2014 (IPO)	December 31, 2014	June 30, 2015	September 30, 2015
Portfolio Fair Value	$185 million	$258.6 million	$285.9 million	$290.0 million
Weighted Average Yield	12.2%	11.7%	12.1%	12.2%
Weighted Average Leverage	3.60x	3.3x	3.38x	3.70x

Breakdown by Security Type – As of IPO	Breakdown by Security Type – As of 9/30/2015





Portfolio Growth



ABDC Portfolio – Industry Concentration

- As of September 30, 2015, portfolio consisted of 29 companies representing 22 industry sectors
- Average portfolio investment at amortized cost was approximately $9.9 million



Legend:
- Technology & Telecom
- Healthcare
- Waste Services
- Automotive
- Infrastructure Maintenance
- Healthcare Services
- Industrial Services
- Education
- Oil & Gas Services
- Media: Advertising, Printing & Publishing
- Wholesale
- Restoration Services
- Disaster Recovery Services
- Transportation: Cargo
- Security
- High Tech Industries
- Media & Entertainment
- Environmental Services
- Food & Beverage
- Aerospace
- Packaging
- Call Center Services

ABDC Portfolio – Oil & Gas Exposure

- As of September 30, 2015, exposure to the oil & gas industry was 4% through investment in Black Diamond

  - $12.96 million investment in Senior Secured Notes (First Lien)

  - Total leverage was 2.4x as of September 30, 2015

  - Owned by a family office with deep resources and extensive experience in the industry



4%

Sourcing Network

- Ability to invest across the capital structure provides for a wide network of referral sources
- Multi-channel approach generates a broad range of opportunities
- BNY Mellon Wealth Management platform provides for proprietary deal flow





★ = BNY Wealth Management Office

- BNY Mellon maintains a substantial Wealth Management business that provides investment advisory services to high net worth individuals, private companies, families and family offices

  - 39 offices throughout the country and managing more than $200 billion on behalf of its clients[1]

  - BNY Mellon Wealth Managers have an active dialogue with privately owned businesses and the family owners

- Calling effort on these offices is a proprietary source of deal flow and deal referrals

---

Notes: (1) As of April 30, 2015.

PE Company Co-Investors / Sponsors

- Deals sourced from a wide range of PE firms

BEECKEN PETTY O'KEEFE & COMPANY


Ampersand

CAYMUS EQUITY

ALSTON CAPITAL PARTNERS

RFE INVESTMENT PARTNERS

WEBSTER|capital

Arlon

DC CAPITAL PARTNERS
Domain Expertise | Market Focus | Strategic Principles

CHARTERHOUSE EQUITY PARTNERS
Private Equity Investing

IC INTERVALE CAPITAL

KNOX CAPITAL GROUP

IRVING PLACE CAPITAL


GOLDEN GATE CAPITAL

TUCKERMAN CAPITAL

N|E|P


SVERICA INTERNATIONAL

JCP
Jefferies Capital Partners

Insight Equity


SEAPORT CAPITAL

OAK HILL CAPITAL PARTNERS

TZP GROUP

WICKS

Favorable Advisory Fee Structure[1]

- Lower fees and incentive provide more earnings for benefit of investors



Base Management Fee

- 1.75% on gross assets up to $625 million (Ex. Cash)
- 1.625% on gross assets between $625 million to $750 million (Ex. Cash)
- 1.5% on gross assets above $750 million (Ex. Cash)

Incentive Fee Hurdle

- 8% annualized hurdle with a 50% catch up between 8% and 10%

Incentive Compensation

- Ordinary Income: 20% subject to a total return requirement over the current and 11 preceding quarters
- Capital Gains: 20% of cumulative realized capital gains less realized and unrealized depreciation, subject to cumulative total return requirement

Notes: (1) At the time of the IPO in May 2014, the Advisor agreed to waive its base management fee and its incentive fee for the first full four quarters of being a public company to support the payment of a 9.0% dividend.

Financial Summary[1]

	May 8, 2014 to June 30, 2014	Quarter ended December 31, 2014	Quarter ended March 31, 2015	Quarter ended June 30, 2015	Quarter ended September 30, 2015
Interest Income	$ 2,728,669	$ 5,082,420	$ 5,952,595	$ 5,858,147	$ 6,723,182
PIK Income	905,955	1,950,918	1,546,004	2,003,563	1,308,487
Dividend Income	-	201,860	-	302,874	-
Other Income		(564,795)	726,054	342,956	475,473
Total Investment Income	**3,634,624**	**6,670,403**	**8,224,653**	**8,507,540**	**8,507,142**
Management Fee	524,548	1,056,912	1,148,005	1,219,963	1,273,705
Incentive Fee - Ordinary Income			806,100	397,028	546,027
Incentive Fee - Capital Gains			1,001,467	434,217	(434,217)
Incentive Fee	-	202,509	1,807,567	831,245	111,810
Other Expenses	655,449	1,503,328	1,293,374	1,806,983	1,979,583
Total Expenses	**1,179,997**	**2,762,749**	**4,248,946**	**3,858,191**	**3,365,098**
Management Fee Waiver	-	(441,243)	-	-	-
Incentive Fee Waiver	-	(202,509)	(1,001,467)	-	-
Waiver of management and incentive fees	**-**	**(643,752)**	**(1,001,467)**	**-**	**-**
Net Expenses	**1,179,997**	**2,118,997**	**3,247,479**	**3,858,191**	**3,365,098**
Net Investment Income	**2,454,627**	**4,551,406**	**4,977,174**	**4,649,349**	**5,142,044**
NII per share	**0.18**	**0.34**	**0.37**	**0.34**	**0.38**
Capital Gains Incentive Fee (Reversal) Expense	-	-	-	434,217	(434,217)
Adjusted Net Investment Income[2]	**2,454,627**	**4,551,406**	**4,977,174**	**5,083,566**	**4,707,827**
Adjusted NII per share[2]	**0.18**	**0.34**	**0.37**	**0.38**	**0.35**

Notes: (1) Information on this page summarizes the financial statements of Alcentra Capital Corporation contained in the Quarterly Reports (10-Q) filed on August 13, 2014, May 12, 2015, August 11, 2015,and November 10, 2015, and the Annual Report (10-K) filed on March 19, 2015. All quarterly and annual reports are filed with the SEC and can be accessed on the SEC website, www.sec.gov.
(2) On a supplemental basis, we provide information relating to adjusted net investment income, which is a non-GAAP measure. This measure is provided in addition to, but not as a substitute for, net investment income. Adjusted net investment income represents net investment income excluding any capital gains incentive fee expense or (reversal) attributable to realized and unrealized gains and losses. The management agreement with our Adviser provides that a capital gains incentive fee is determined and paid annually with respect to cumulative realized capital gains (but not unrealized capital gains) to the extent such realized capital gains exceed realized and unrealized losses for such year. In addition, we accrue, but do not pay, a capital gains incentive fee in connection with any unrealized capital appreciation, as appropriate. As such, we believe that adjusted net investment income is a useful indicator of operations exclusive of any capital gains incentive fee expense or (reversal) attributable to realized and unrealized gains and losses.

Financial Summary[1]

	As of 6/30/2014	As of 12/31/2015	As of 3/31/2015	As of 6/30/2015	As of 9/30/2015
Portfolio investments, at fair value					
Non-controlled / non-affiliated investments	$ 113,692,949	$ 167,325,100	$ 173,433,992	$ 189,074,441	$ 194,281,248
Non-controlled / affiliated investments	52,003,354	61,253,192	63,435,406	66,136,367	67,237,740
Controlled / affiliated investments	34,547,873	30,055,562	30,158,773	30,078,391	27,417,562
Total Investment Income	**200,244,176**	**258,633,854**	**267,028,171**	**285,289,199**	**288,936,550**
Cash	24,407,025	10,022,617	3,962,318	3,806,606	11,472,602
Other Assets	2,375,312	3,562,904	2,866,260	4,045,943	5,593,200
Total Assets	**227,026,513**	**272,219,375**	**273,856,749**	**293,141,748**	**306,002,352**
Credit facility payable	22,601,654	62,499,154	56,954,490	38,054,738	52,654,738
Notes payable	-	-	-	40,000,000	40,000,000
Other Liabilities	4,879,747	8,730,913	15,547,928	51,955,953	51,613,942
Total Liabilities	**27,481,401**	**71,230,067**	**72,502,418**	**90,010,691**	**104,268,680**
Net Assets	**199,545,112**	**200,989,308**	**201,354,331**	**203,131,057**	**201,733,672**
Shares Outstanding	13,516,766	13,516,766	13,516,766	13,516,766	13,516,766
NAV per Share	**14.76**	**14.87**	**14.90**	**15.03**	**14.92**

Notes: (1) Information on this page summarizes the financial statements of Alcentra Capital Corporation contained in the Quarterly Reports (10-Q) filed on August 13, 2014, May 12, 2015, August 11, 2015, and November 10, 2015, and the Annual Report (10-K) filed on March 19, 2015. All quarterly and annual reports are filed with the SEC and can be accessed on the SEC website, www.sec.gov.

Ownership and Capitalization Summary

Strong Alignment with Public Investors

- Approximately $1.2 million owned by the management of the Adviser

- Competitive management and incentive fee structure provides for greater earnings to benefit investors

- At IPO, The Bank of New York Mellon owned approximately 1.5 million shares and agreed to a 3 year lock-up[1]

- Over the past six months, affiliate funds and Alcentra Employee Long Term Incentive Plan have purchased additional common shares pursuant to a 10b-5 program

- As of May 5, 2015, The Bank of New York Mellon, its wealth management clients, Alcentra affiliate funds, and Alcentra LTIP own approximately 22.6% of the common stock of ABDC

- $135 million of available capital under the credit facility with an accordion feature to increase to $250 million

---

Notes: (1) Lock-up has a staggered lock-up release of one-third of the shares held by it over that 3 year period.

Advantageous Regulatory Framework

- **Operates as Business Development Company (BDC)**

  - Regulated by SEC 1940 Act

  - Publicly-traded, private investment company

  - Asset diversification requirements reduce investment concentration risk

  - Maximum debt-to-equity ratio of 1:1 (excluding SBA debt) allows for modest return enhancement

- **Regulated Investment Company (RIC) tax structure**

  - Eliminates corporate level income tax

  - Efficient tax structure

  - Greater than 90% annual income distributed to shareholders

  - Pass through capital gains to investors

Corporate Data

Interested Directors

Paul Echausse
President & CEO

Paul Hatfield
Chairman of the Board

Independent Directors

T. Ulrich Brechbuhl
Douglas J. Greenlaw
Rudolph L. Hertlein

Team

Ellida McMillan
Chief Accounting Officer

David Scopelliti
Senior Vice President

Branko Krmpotic
Senior Vice President

Karin Kovacic
Vice President

Alexandra McLaughlin
Associate

Marc Decoste
Associate

Caileigh Johnston
Analyst

Corporate Headquarters

200 Park Avenue
New York, NY 10166
www.alcentracapital.com

Securities Listing

NASDAQ: "ABDC"

Research Coverage

Robert W. Baird & Co.
Bryce Rowe, CFA

Raymond James
Robert J. Dodd, PhD

Oppenheimer & Co.
Chris Kotowski

Keefe, Bruyette & Woods
Troy Ward

Transfer Agent

Computershare Inc.
250 Royall Street
Canton, Massachusetts 02021

Corporate Counsel

Sutherland Asbill & Brennan LLP

Accounting

State Street Bank & Trust

Appendix

Portfolio Investments as of September 30, 2015

($ in thousands)

Portfolio Company	Industry	Security Type	Maturity	Fixed/ Floating	Coupon Structure	Principal[1]	Market Value	Country
ACT Lighting	Wholesale	Senior Subordinated Notes	7/24/2019	Fixed	12% Cash / 2% PIK	8,463	8,463	USA
		Junior PIK Notes	7/24/2020	Fixed	8% PIK	1,925	1,925	
		Warrant	7/24/2019	-	-	143	1,314	
A2Z Wireless	Technology & Telecom	1st Lien Debt	3/31/2018	Floating	L + 11.75% Cash	10,013	10,514	USA
		Revolver	3/31/2018	Floating	L + 7.75% Cash	-	-	
Alpine Waste	Waste Services	2nd Lien Debt	12/30/2020	Floating	L + 9% (100 bps floor) Cash / 0.5% PIK	9,034	9,034	USA
Aphena Pharma Solutions	Packaging	Senior Secured	3/3/2019	Fixed	8.5% Cash / 2.0% PIK	3,773	3,773	USA
Battery Solutions	Environmental Services	Senior Subordinated Notes	12/20/2018	Fixed	6% Cash / 8% PIK	2,004	2,004	USA
		Preferred Equity	12/20/2018	Fixed	8% PIK	3,449	3,449	
		Common Equity	-	-	-	1,058	-	
Bioventus	Healthcare	2nd Lien Debt	4/10/2020	Floating	L + 10% (100 bps floor) Cash	12,000	12,000	USA
Black Diamond	Oil & Gas Services	Senior Secured	7/8/2018	Fixed	12% Cash / 2% PIK	12,962	12,962	USA
City Carting	Waste Services	Series A Preferred	8/1/2015	Fixed	22% PIK	9,075	9,075	USA
		Series B Preferred	8/1/2015	Fixed	18% PIK	4,429	3,929	
Conisus	Media: Advertising, Printing & Publishing	2nd Lien Debt	6/23/2021	Floating	L + 10.25% (100 bps floor) Cash	11,750	11,750	USA
DBI Services	Infrastructure Maintenance	Senior Subordinated Notes	9/6/2019	Fixed	12% Cash / 4% PIK	8,941	8,941	USA
		Secured PIK Notes	9/6/2019	Fixed	16% PIK	7,642	7,642	
		Warrant	3/6/2024	-	-	519	2,979	
Dentistry for Children	Healthcare Services	Senior Subordinated Notes	9/1/2017	Fixed	11% Cash / 2.25% PIK	14,753	14,753	USA
		Common Equity	-	-	-	2,203	3,300	
DRC Emergency Services	Disaster Recovery Services	Senior Secured	1/11/2020	Fixed	10% Cash	5,000	5,000	USA
		Secured Working Cap Facility	6/30/2016	Fixed	8% Cash	667	667	
		Preferred	-	-	10% PIK Dividend	8,504	5,283	
FST Technical Services	Technology & Telecom	1st Lien Debt	11/18/2018	Fixed	12% Cash / 2% PIK	12,500	12,657	USA
		Equity	-	Fixed	9% PIK	1,750	3,811	

Notes: Total Unrealized Investments in Alcentra Capital Corporation (ABDC) as of September 30, 2015
(1)   At Investment Principal plus PIK capitalized to Principal.

Portfolio Investments as of September 30, 2015 (cont'd)

($ in thousands)

Portfolio Company	Industry	Security Type	Maturity	Fixed/ Floating	Coupon Structure	Principal[1]	Market Value	Country
Graco Supply	Aerospace	2nd Lien Debt	3/17/2015	Fixed	12% Cash	4,000	4,000	USA
GST AutoLeather	Automotive	Senior Subordinated Notes	1/11/2021	Fixed	11% Cash / 2% PIK	8,201	8,201	USA
HealthFusion	High Tech Industries	1st Lien Debt	10/7/2018	Fixed	13% Cash	5,750	5,923	USA
		Warrant	-	-	-	418	1,552	
IGT	Industrial Services	1st Lien Debt	12/10/2019	Floating	L + 850bps Cash (100bps floor)	9,158	9,158	USA
		Preferred Equity		-		1,044	1,048	
		Common Equity		-		49	49	
Media Storm	Media & Entertainment	Senior Subordinated Notes	8/28/2019	Fixed	10% Cash	2,455	2,455	USA
		Equity	-	-	-	2,347	1,039	
My Alarm Center, LLC	Security	Senior Subordinated Debt	7/9/2018	Fixed	13% Cash / 3.25% PIK	9,633	9,633	USA
Nation Safe Drivers	Automotive	2nd Lien Debt	9/29/2020	Floating	L + 800bps Cash (200bps floor)	11,721	11,721	USA
Net Access Corp	Technology & Telecom	Equity	-	-	-	8,112	11,124	USA
Pharmalogic	Healthcare	Subordinated Debt	9/1/2021	Fixed	12% Cash	15,500	15,500	USA
Radiant Logistics	Transportation: Cargo	Subordinated Debt	4/2/2021	Floating	L + 11% Cash(100bps floor)	10,000	10,000	USA
Response Team 1	Restoration Services	Unitranche Debt	3/28/2019	Floating	L + 850bps Cash (200bps floor) / 1% PIK	9,353	9,353	USA
		Preferred	3/28/2019	Fixed	12% Accrued Dividend	2,845	2,133	
		Warrant	3/28/2019	-	-	-	-	
Show Media	Media & Entertainment	Senior Secured	8/10/2017	Fixed	5.50% PIK / 5.50% Cash	3,929	3,825	USA
		Series A Preferred	8/10/2017	Fixed	-	4,092	-	
		Warrant	8/10/2017	-	-	-	-	
Stancor	Wholesale/Distribution	Unitranche Debt	8/19/2019	Floating	L+8.00bps Cash (75bps Libor floor)	7,000	7,000	USA
Southern Technical	Education	2nd Lien Debt	12/2/2020	Floating	L + 975bps Cash (100bps floor)	12,000	12,000	USA
		Equity	10/15/2022	-	-	3,054	3,429	
		Warrant	10/15/2022	-	-	110	141	
Triton Technologies	Call Center Services	Senior Secured	10/23/2018	Fixed	8.5% Cash / 2% PIK	1,200	1,200	USA
Wholesome Sweeteners	Food & Beverage	Equity	-	-	-	5,000	4,264	USA

Notes: Total Unrealized Investments in Alcentra Capital Corporation (ABDC) as of September 30, 2015
(1)   At Investment Principal plus PIK capitalized to Principal.

Team Overview

- **Paul Hatfield, Chairman of the Board of Directors of ABDC**

  - Paul joined Alcentra in 2003 and was the senior portfolio manager for the European CLOs at Alcentra Ltd., until moving to head Alcentra NY's U.S. business in July 2008. In February 2010, Paul became Global Chief Investment Officer of Alcentra, Ltd. From April 2002 to March 2003, Paul was a senior analyst for the CDO operations of Intermediate Capital Group, where he covered building products and construction, aerospace and consumer credits. Between 1995 and 2001, Paul worked at Deutsche Bank in London for the Leveraged Finance Group. In 1998, while at Deutsche Bank, Paul worked in New York where he supervised Leveraged Finance and the telecom division. Before joining Deutsche Bank, Paul originated a portfolio of mezzanine and development capital loans at FennoScandia Bank. He originally trained as a chartered accountant in the audit division of Arthur Andersen. Paul received a B.A. (Honors) in Economics from Cambridge University.

- **Paul Echausse, Chief Executive Officer & President of ABDC**

  - Paul is responsible for the overall management and direction of fund investing, including transaction sourcing, deal execution and the monitoring of portfolio companies. Paul is a member of the investment committee, serves as the Chairman of the board of directors of Grindmaster Cecilware Corporation and is a member of the board of directors of Emerald Waste Services, EB Brands, Battery Solutions, DRC and FST Technical Services. Paul brings more than 20 years of leveraged finance experience to the origination and management of the Partnership's investment portfolios.

  - Prior to joining Alcentra, Paul was President of Kisco Capital Corporation, the growth capital Small Business Investment Company affiliate of the Kohlberg family office. Previously he was Chief Operating Officer of IBJS Capital Corporation, the junior capital investment affiliate of IBJ Schroder Bank. Prior to IBJS, Paul was the Assistant Division Head of Southeast Banking for the Bank of New York. Paul has served as President of the Northeast Regional Association of Small Business Investment Companies and on the national board of the National Association of Small Business Investment Companies. Paul received a B.S. from Fordham University, magna cum laude, Phi Beta Kappa, an M.B.A. from New York University and a J.D. from Fordham Law School, and is a member of the New York State Bar.

- **Ellida McMillan, Chief Accounting Officer of ABDC**

  - Ellida joined Alcentra in 2013 and is the Chief Accounting Officer. Prior to joining Alcentra in 2013, Ellida consulted with Tatum Partners, the largest executive services firm in the US offering CFO services. Previously, she was a corporate controller at KBC Financial Holdings, a subsidiary of KBC Financial Products UK Ltd, which engaged in the sales, structuring and risk management of equity linked and equity derivatives instruments. Prior to KBC, Ellida was an associated director of Fixed Income Derivatives at Bear Stearns. Ellida began her career as an auditor at Arthur Andersen in the financial service sector. Ellida holds a B.S. from Fairfield University and is a licensed C.P.A.

Team Overview

- **David Scopelliti, Senior Vice President of ABDC and the Adviser**

  - David joined Alcentra in 2014. Most recently, David was a Principal at GarMark where he focused on investing subordinated debt and equity in middle market companies. Prior to joining GarMark in 2007, David was a Managing Director with Pacific Corporate Group, an alternative asset investment firm, responsible for discretionary and non-discretionary private investment programs for corporate and governmental entities. Prior to that, David served as Head of Private Equity for the State of Connecticut, where he restructured and rebuilt its $4.0 billion private equity program. David's prior experience also includes having been a Managing Director with CIBC World Markets in its leveraged finance group investing capital alongside financial sponsors. David received his B.B.A. in Finance/Accounting from Pace University, Lubin School of Business.

- **Branko Krmpotic, Senior Vice President of the Adviser**

  - Branko rejoined Alcentra in 2013. Prior to Alcentra, Branko was a senior analyst at Raven Asset Management, a credit hedge fund focused on a wide variety of credit investments. Prior to Raven, he structured private investments and loans at GSO Capital Partners (now owned by Blackstone) and before that at Technology Investment Capital Corp. (NASDAQ:TICC). Branko worked with Paul Echausse and Scott Gold at the Bank of New York in the formation of the Mezzanine Group at its inception. Branko received his M.B.A. from Baruch College – CUNY where he received the Vincent De Lorenzo award for scholastic excellence. He received undergraduate degrees from New York University and University of Belgrade, Serbia.

- **Karin Kovacic, Vice President, Business Development & Marketing of the Adviser**

  - Karin joined Alcentra in 2013. Prior to Alcentra, Karin developed and implemented CBIZ MHM LLC's growth, marketing and business development strategies in the New York Metropolitan area. Prior to CBIZ, Karin spent four years as Vice President at Fifth Street Capital, where she was responsible for North East deal origination, as well as coordinating their business development and marketing efforts. She also spent four years with UBS Financial as a Registered Associate where she was actively involved in institutional sales of equity related products and relationship management. Karin began her career at Smith Barney as a Registered Sales Associate. Karin graduated magna cum laude from SUNY Purchase with a B.A. in Liberal Arts. She is on the board of the New York Chapter of the Alliance of Merger & Acquisitions Advisors (AM&AA) and is the President of the Connecticut Chapter of the Association for Corporate Growth (ACG).

Team Overview

- **Marc Decoste, Associate, Investment Professional of the Adviser**

  - Marc joined Alcentra in 2014. He is currently responsible for transaction analysis, due diligence and execution, and the monitoring of portfolio companies. Marc has prior experience in the financial services industry as a Senior Financial Analyst with American Express' Pricing and Strategy team in New York, as an Associate with the Infrastructure and Project Finance team at PricewaterhouseCoopers in Montreal, and an intern with Deutsche Bank's Equity Research group in Manila. Marc was previously Program Director for the Air Ambulance division at Aviation Concepts in Guam. Marc graduated from the London School of Economics and Political Science with a M.S. in Risk and Finance. He holds a B.A. in Business Administration from California State University, Fullerton.

- **Alexandra McLaughlin, Associate, Investment Professional of the Adviser**

  - Alexandra joined Alcentra in 2013. Prior to joining, Alexandra was an analyst in the M&A Advisory group at HSBC in New York, and interned at Deutsche Bank and Allen & Company. While at HSBC, Alexandra advised on various cross-border M&A transactions covering the consumer, retail, agriculture, diversified industrials, and business services sectors. Alexandra graduated from Georgetown University, School of Foreign Service with a B.S.F.S. in International Politics and Latin American Studies.

- **Caileigh Johnston, Analyst, Finance Professional of the Adviser**

  - Caileigh joined Alcentra in 2015. Prior to joining Alcentra, Caileigh was a Senior Analyst within the Independence, Ethics and Compliance group at Deloitte Touche Tohmatsu Limited. Caileigh graduated from Georgetown University, McDonough School of Business with a B.S. in Finance and dual major in Operations and Information Management.

Team Overview

- **Steven Levinson, Chief Compliance Officer of ABDC and the Adviser**

  - Steven joined Alcentra in October 2011. Prior to joining Alcentra, Steven spent four years at Stone Tower Capital where he served as Director of Compliance. From March 2003 to December 2006, Steven was the Chief Audit Executive at IDT Corporation. He began his career at Price Waterhouse and spent fourteen years in the Internal Audit departments of major financial institutions. Steven received a B.A. in Accounting and Economics from Queens College of the City University of New York and an M.B.A. with a concentration in Financial Management from Pace University.

- **Prumiys Dulger, Deputy Chief Compliance Officer of the Adviser**

  - Prumiys joined Alcentra in July 2014. Prior to joining Alcentra, Prumiys spent two years as the Chief Compliance Officer for Daiwa Asset Management America, a Latin American security focused registered investment advisor. Previously, Prumiys spent 8 years working at Keefe, Bruyette & Woods, Inc. where she was a Vice President in the Compliance Department. Prior to joining Keefe, Bruyette & Woods, Inc., Prumiys was an Assistant Vice President in the Asset Management Compliance Department at Citigroup covering the North American Fixed Income Group at Citigroup Asset Management. Prior to Citigroup, Prumiys spent two years at Nomura Holdings America, Inc. where she was responsible for two fixed income registered investment advisors with focuses in distressed debt, emerging market and mortgage backed securities. Prumiys holds a B.A. in Economics from Barnard College, Columbia University and a J.D. from New York Law School.

Disclosure

BNY Mellon holds 100% of the parent holding company of BNY Alcentra Group Holdings, Inc., the "Alcentra Group", which is comprised of the following affiliated companies: Alcentra Ltd. and Alcentra NY, LLC. Assets under management include assets managed by both companies. Alcentra NY, LLC and Alcentra Ltd. are registered with the U.S. Securities & Exchange Commission under the Investment Advisers Act of 1940.

BNY Mellon Asset Management is one of the world's leading asset management organizations, encompassing BNY Mellon's affiliated investment management firms and global distribution companies. BNY Mellon is the corporate brand for The Bank of New York Mellon Corporation.

An investor should consider the portfolio strategy's investment objectives, risks, charges and expenses carefully before investing. Portfolios are subject to investment risks, including possible loss of the principal amount invested. Investing in our common stock involves a high degree of risk. Before you invest, you should read the documents the Company has filed with the SEC for more complete information about the Company including the material risks of investing in our common stock described in "Supplementary Risk Factors" of our prospectus supplement which was filed with the SEC on January 29,2015 and in "Risk Factors" in the accompanying prospectus. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Material in this publication is for general information only and is not intended to provide specific investment advice or recommendations for any purchase or sale of any specific security or commodity. Certain information contained herein is based on outside sources believed to be reliable, but its accuracy is not guaranteed.

Investments in sub-investment grade debt are speculative and involve special risks, and there can be no assurance that an account's investment objectives will be realized or that suitable investments may be identified. Many factors affect performance including changes in market conditions and interest rates and in response to other economic, political, or financial developments. An investor could lose all or a substantial portion of his or her investment. No investment process is free of risk and there is no guarantee that the investment process described herein will be profitable. No investment strategy or risk management technique can guarantee returns or eliminate risk in any market environment.

The enclosed material is confidential and not to be reproduced or redistributed in whole or in part without the prior written consent of Alcentra. Any statements of opinion constitute only current opinions of Alcentra, which are subject to change and which Alcentra does not undertake to update. Nothing herein constitutes an offer to sell, or solicitation of an offer to purchase, any securities, nor does it constitute an endorsement with respect to any investment strategy or vehicle.

The information is not intended and should not be construed as legal, accounting or tax advice. Parties should independently investigate any investment strategy or manager, and should consult with qualified investment, legal, accounting and tax professionals before making any investment.

All opinions and estimates in this report constitute the best judgment of Alcentra as of the date hereof, but are subject to change without notice, and do not necessarily represent the views of Alcentra.

Past Performance Does Not Guarantee Future Results

Unless you are notified to the contrary, the products and services mentioned are not insured by the FDIC (or by any governmental entity) and are not guaranteed by or obligations of BNY Mellon Corporation or any of its affiliates. BNY Mellon Corporation assumes no responsibility for the accuracy or completeness of the above data and disclaims all expressed or implied warranties in connection therewith.